November 14, 2012

John Reynolds, Assistant Director
John Coleman, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:	Staff letter dated November 1, 2012 File No. 002-69494 Form 10-K for Fiscal Year Ended December 31, 2011 Filed April 16, 2012

This letter is in response to the Staff letter dated November 1, 2012 (the “Letter”) as supplemented by various conversations among the Staff and the officers of the Company and the Company’s auditors.

Comment No. 1:  We confirm that in future filings we will comply with your request to not include our Armenian approved ore reserve and our ore reserves in the C1 and C2 categories.  We will also remove the terms measured, indicated, and inferred resources and their respective values from our disclosure, but as you indicated is acceptable will disclose “the sum of… measured and indicated resources in terms of tonnes and grade with no contained ounces.”

At the same time, we remain unsure of the legal authority and rationale for your position, and we are concerned that this will not provide accurate information to the public and is potentially misleading.  To have a mining license in the Republic of Armenia, approved reserves are required and are stated on the licenses themselves.  To not report this public information is not consistent with full disclosure.  Since you are insisting that we make incomplete and misleading disclosures, we will comply as we cannot afford a lengthy administrative or legal process.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com

We would like to continue to discuss and review this matter with you especially since there was no rationale was provided in the last comment letter.  However during this process, we will comply with your directive.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc:  Van Krikorian
       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler